SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release 2Q20

2Q20 Results

Copel records EBITDA of R$1.8 billion in the second quarter

- PIS / COFINS credit: R$5.6 billion in assets & R$1,152 million in net income
- Adjusted EBITDA of R$979.6 million in 2Q20 (+1.2%)
- Net income of R$1,594.9 million in 2Q20 (+359.7%)
- Operating cash generation of R$1,248.2 million in 2Q20
- Fitch upgrades Copel's National Rating to 'AA+(bra)' with a positive outlook
- Financial leverage reduced to 1.49x in 2Q20 (2.6x in 2Q19)

	2Q20 (1)	1Q19 (2)	2Q19 (3)	Var.% (1/3)	1H20 (4)	1H19 (5)	Var. % (4/5)
Net Operating Revenues (R$ million)	4,667.3	4,153.9	3,682.1	26.8	8,821.3	7,578.1	16.4
Operating Costs and Expenses (R$ million)	3,158.5	3,309.0	2,987.0	5.7	6,467.6	6,030.1	7.3
Operating Income (R$ million)	2,417.5	773.2	558.7	332.7	3,190.7	1,329.8	139.9
Net Income (R$ million)	1,594.9	510.9	346.9	359.7	2,105.9	852.9	146.9
Earnings per share (R$)[1]	5.83	1.86	1.28	356.6	7.75	3.10	150.2
EBITDA (R$ million)	1,793.3	1,153.3	947.0	89.4	2,946.6	2,039.2	44.5
Return on Shareholders' Equity (annualized)[2]	41.5%	13.1%	8.8%	373.1	12.0%	5.2%	129.2
Grid Market (GWh)	7,088	7,837	7,533	(5.9)	14,925	15,323	(2.6)
Capex (R$ million)[3]	475.5	315.8	564.4	(15.8)	791.3	2,569.7	(69.2)
EBITDA Margin	38.4%	27.8%	25.7%	49.4	33.4%	26.9%	24.1
Operating Margin	51.8%	18.6%	15.2%	241.4	36.2%	17.5%	106.1
Net Margin	34.2%	12.3%	9.4%	262.7	23.9%	11.3%	112.1

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Jun-20	Mar-20	Dec-19	Sep-19	Jun-19
Power Purchase Average Rate - Copel Dis [1]	207.78	189.93	179.87	184.78	178.64
Retail Average Rate - Copel Dis[2]	525.96	536,70	534.32	533.92	502.16
Sales to Distributors Average Rate - Copel GeT[3]	198.76	198.68	195.64	196.04	198.13

Indicators	Jun-20	Mar-20	Dec-19	Sep-19	Jun-19
Equity (R$ Thousand)	3,783,134	18,109,128	17,598,212	17,793,633	17,181,691
Net debt (R$ Thousand)	7,433,039	7,763,820	8,249,852	8,549,753	8,952,238
Book Value per Share (R$)	13.82	66.17	64.31	65.02	62.79
Net debt/ Shareholders' Net Equity[4]	284.5%	61.8%	65.8%	61.5%	65.2%
Current Liquidity	1.5	1.5	1.5	1.4	1.2

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$60.44
CPLE6 | R$60.82

ELP | US$10.05
XCOP | €10.90

Market value | R$16.6 bi
* Quotes 06.30.2020

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	10
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	13
2.5 Financial Result	14
2.6 Consolidated Net Income	14
2.7 Consolidated Income Statement	15
3. Main Accounts and Balance Sheet Changes	16
3.1 Main Accounts	16
3.2 Balance Sheet – Assets	18
3.3 Debt	19
3.4 Balance Sheet – Liabilities	22
4. Performance of the Main Companies	23
4.1 Copel Geração e Transmissão (Consolidated Result)	23
4.2 Copel Distribuição	24
4.3 Copel Telecomunicações	26
4.4 Copel Comercialização (Copel Energia)	27
4.5 Accounting Information	28
5. Investment Program	29
6. Power Market and Tariffs	30
6.1 Captive Market – Copel Distribuição	30
6.2 Grid Market (TUSD)	30
6.3 Electricity Sales	31
6.4 Total Energy Sold	31
6.5 Energy Flow	33
6.6 Tariffs	36
7. Capital Market	37
7.1 Capital Stock	37
7.2 Stock Performance	38
7.3 Dividends and Interest on Own Capital	39
8. Operating Performance	40
8.1 Power Generation	40
8.2 Transmission	44
8.3 Distribution	47
8.4 Telecommunications	48
8.5 Equity Interests	49
8.6 New Projects	49
9. Other Information	50
9.1 Human Resources	50
9.2 Main Operational Indicators	51
9.3 Conference Call 2Q20 Results	52
Exhibit I – Consolidated Cash Flow Statement	53
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	54
Exhibit III – Financial Statements by Company	58
Balance Sheet by Company	58
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1. Main Events in the Period

In 2Q20, earnings before interest, taxes, depreciation and amortization reached R$1,793.3 million, 89.4% higher than the R$947.0 million recorded in 2Q19. This result is explained, basically, by the non-recurring items, referring to the favorable court decision to Copel Distribuição, which recognizes the right to exclude the full amount of Tax on Circulation of Goods and Services - “ICMS” from the Federal taxes PIS and COFINS calculation basis, which reflected in the record of R$809.1 million in the line “other operating revenues”, and the 4.6% increase in“use of the main distribution and transmission grid”, essentially due to the positive result of the periodic tariff review of the 060/2001 Main Transmission Concession Agreement.

Excluding non-recurring items, adjusted EBITDA is R$979.6 million, 1.2% higher than that recorded in 2Q19. More information in item 2.4.

Favorable Judicial Decision regarding the PIS and COFINS Calculation Basis

On June 16, 2020, the decision favorable to Copel Distribuição, which recognizes the right to exclude ICMS from the PIS and COFINS calculation basis, became final. This matter has retroactive effect to 2004, referring to 5 (five) years prior to the filing of the judicial measure. Considering the favorable decision, Copel recognized the tax credit of R$5,622.0 million in the asset that should be recovered by offsetting with taxes payable, within the 5-year statutory term, and with receipt of court orders from the Federal Government.

The table below shows the impacts of these records on Copel's balance sheet and income statement:

The difference, in the amount of R$1,152.1 million, was recorded in the balance sheet and with an effect on the income statement (R$809.1 million in the "net operating revenue" line, R$936.5 million in the "financial revenue, net of PIS and COFINS” line and negative R$593.5 million in (income tax and social contribution), equivalent to the impact on EBITDA. In addition, due to the exclusion of ICMS from the PIS and COFINS calculation basis, an average reduction of 3.8% in the value of consumers' energy bills is estimated. Copel Dis's PIS and COFINS amounts from March to June 2020, which have not yet been paid, were remeasured considering the effects of the court decision and reclassified to the liability account to be refunded to consumers, so that the balance total to be returned to consumers, as of June 30, 2020, is R$3.9 billion. More details in NE 13.2.1 of the Quarterly Information.

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Coronavirus (COVID-19) - Contingency Commission

As of March 2020, Copel's Management issued rules aimed at ensuring compliance with measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts in the administrative, operations and economic-financial areas.In this line, Copel established a Contingency Commission, with the objective of monitoring and mitigating the impacts and consequences in the main activities of the Company, based on the 4 defined pillars: (i) safety of people, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of the regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis. Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of work in the home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electricity, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations of work, an environment that preserves the distance between individuals, hygiene and access to personal protective equipment. Likewise, Copel adopted several actions in favor of its customers, maintaining the reliability and availability of its plants, of the electricity and gas transmission and distribution systems and of telecommunications, so that they can stay connected and take advantage of the Company services in this critical moment of pandemic and social distance. Copel and its employees go to great lengths to ensure that Copel customers and their families remain healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity to everyone.

Copel Distribuição receives resources from “Conta- Covid”

On July 31, 2020, Copel Distribuição received the amount of R$869.5 million, referring to the transfer of all funds destined to Copel Dis, from Conta-Covid, under the coordination of CCEE. It was created by Decree nº 10.350, which provided for its creation, destined to the electric sector to face the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020, and which regulated Provisional Measure No. 950. In 23 As of June 2020, Aneel issued Resolution No. 885, which provides for the Conta-covid, financial operations, the use of the CDE for these purposes and the corresponding procedures. These measures aim to balance the cash of electricity distribution companies and prevent the effects of default and reduced electricity consumption during the coronavirus pandemic from affecting the entire sector, as well as easing tariff pressure on consumers, in 2020, due to extraordinary costs inserted in the context of the Covid-19 pandemic.

4

UNITS – Hiring of Specialized Advisors

On July 15, 2020, the Company's Board of Directors authorized the beginning of the process of hiring financial and legal specialists, with the objective of advising the Company in all aspects that involve the implementation of a Deposit Certificate Program. Actions (“UNITs”), including the evaluation of opportunities for improvements in corporate governance and liquidity of its shares, such as migration initiatives from Level 1 to Level 2 of B3 - Brazil, Bolsa e Balcão and split of shares (“split "), among others. The approval of the UNITs Program, as well as the potential migration of the level of corporate and split governance, should be submitted to the shareholders' analysis and resolution at the Extraordinary General Meeting (“AGE”), in a date to be defined.

Fitch raises Copel's National Rating to ‘AA + (bra)’ and establishes a positive outlook

Fitch Ratings (“Fitch”) raised to 'AA + (bra)' the National Long-Term Rating of Copel, of its wholly owned subsidiaries Copel Geração e Transmissão (“Copel GeT”), Copel Distribuição (“Copel Dis”) and Copel Telecommunications and their respective debenture issues. At the same time, the corporate ratings outlook has been revised to “positive”. This assessment reflects the improvement of operational efficiency as an integrated energy company, as well as the strengthening of the group's operational and financial profile after the entry into operation of new assets, based on the following main fundamentals: (i) Copel Dis performance; (ii) mitigating the impacts of the Covid-19 pandemic; (iii) robust cash generation; (iv) conservative financial leverage; (v) Copel GeT's performance; and (vi) manageable hydrological risk.

The respective credit note ‘AA + (bra)’, only lower than ‘AAA (bra)’, with a positive outlook, which indicates the possibility of an eventual increase in the future, is Copel’s highest credit note in the last 10 years.

Copel Telecomunicações - Divestment Approval

On July 15, 2020, Copel's Board of Directors approved the divestment of 100% (one hundred percent) of the Company's interest in its wholly-owned subsidiary Copel Telecomunicações SA (“Divestment”), based on the conclusion of studies that were validated by independent external advisors. Consequently, it was also approved (i) the opening of a Virtual Data-Room (“VDR”) with detailed information on the Divestment; and (ii) sending the complete file for analysis by the Paraná State Court of Auditors - TCE-PR.

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The virtual public hearing on the Divestment, to be operated jointly with B3 S.A. - Brasil, Bolsa, Balcão, is scheduled for August 19, 2020, starting at 10:00 am (local time).

Annual Permited Revenue - APR 2020/2021

Through Homologatory Resolution Nº 2,725, of July 14, 2020, Aneel established the Permitted Annual Revenues (“APRs”) for the electricity transmission assets for the 2020-2021 cycle, effective from July 1 2020. According to the aforementioned resolution, the APRs for Copel GeT's transmission assets became R$777.2 million, of which R$703.4 million correspond to the revenue from assets in operation (R$582, 9 million in the previous cycle), representing an increase of R$194.3 million (+ 20.7%). The remaining APR, of R$73.8 million, referring to projects under construction, will only be received as of the beginning of the commercial operation of the projects.

Additionally, considering the APRs approved for Specific Purpose Companies (“SPCs”) in which Copel GeT has an equity interest, the total consolidated value for Copel GeT is now R$1,146.0 million (R$912.2 million in the previous cycle), representing an increase of R$233.8 million (+ 25.6%).

Financial results

The increase of R$1.0 billion in the financial result up to June 30, 2020, corresponding to 458.3% compared to the same period in 2019, is mainly due to the recognition of tax credit resulting from the exclusion of Tax on Circulation of Goods and Services - “ ICMS” from the Federal taxes PIS and COFINS calculation basis in the amount of R$936.5 million in June 2020, detailed in Note 13.2.1 and Note 34 of the ITR.

Copel Telecom - PIS and COFINS with suspended liability

On May 15, 2020, Copel Telecomunicações S.A. obtained the preliminary injunction favorable to the Company, suspending the requirement of a portion of the PIS and COFINS, recognizing that the ICMS should not be included in the basis for calculating these contributions. Accordingly, the Company has been suspending the payment of these complementary amounts and provisioning the amounts until the final decision on the merits of the action (Note 13.2.2 of the ITR)

The process was filed on May 13, 2020, with a retroactive term of 5 years. The retroactive value, conservatively estimated, is R$19 million, already considering the inflation adjustment by SELIC. So far, Copel Telecom has chosen not to pass on the benefit to the customer.

6

Tariff readjustment of Copel Distribuição

Aneel authorized on June 25, 2020 the average increase of 0.41% for consumers served by Copel Dis, composed of the following items:

Portion B, which includes operating costs, annual fees, remuneration and depreciation, represented 0.79% of the tariff adjustment composition, and reflects mainly the adjustment by the IPCA (Brazilian Consumer Price Index) for the period (1.88%) in addition to the positive effect of 1.26% of the "X Factor".

Portion A, which includes charges, transport and power costs, represented a 7.82% rise in the tariff adjustment composition, particularly due to increased costs of energy supplied by Itaipu, which were impacted by the dollar exchange rate rise.

The readjustment was fully applied to Copel Distribuição's tariffs on June 24, 2020 and has already considered the effects of the “Conta-Covid”, of which R$536.4 million, referring to the CVA established in the previous year, were assumed by the Conta-Covid and, therefore, were excluded from the calculation of the adjustment.

Coronavirus (COVID-19) - Expected credit losses

In the first half of 2020, there was an increase in the estimated credit losses expected at Copel, in the amount of R$42.3 million, mainly due to the application of macroeconomic projections in the preparation of the estimates due to the worsening of the economic context.

Copel Distribuição - 80.8% efficient

Copel Distribuição recorded an Ebitda of R$1,087.8 million in 2Q20, an amount 278.9% higher than the R$287.1 million recorded in 2Q19. In the last 12 months, the DisCo accumulated an Ebitda of R$2,058.6 million, an amount 80.8% above the regulatory Ebitda of R$1,138.4 million in the same period, equivalent to an efficiency of R$920.2 million.

Considering adjusted EBITDA in the last 12 months, the result was R$1,249.5 million, 9.8% above regulatory EBITDA, equivalent to an efficiency of R$111.0 million. More information in item 4

7

Investment Program Review

On August 7, 2020, the Company's Board of Directors approved the revision of the Annual Investment Budget (“OAI”) of Copel Geração e Transmissão (“Copel GeT”), which demonstrated a reduction in the order of R$234,544,774.48 (two hundred and thirty-four million, five hundred and forty-four thousand, seven hundred and seventy-four reais and forty-eight cents) in relation to the budget originally approved.

The reduction is due to the revision of the construction schedule due to the effects of the Covid-19 pandemic and initiatives to re-allocate contributions and renegotiate contracts.

Copel remains on the FTSE4Good Index

Copel was selected again to compose the FTSE4Good Index Series, a London stock exchange index that, based on public data and independently, evaluates the performance of companies regarding their environmental, social and corporate governance policies and practices (“ESG”). The permanence in the index reflects Copel's commitment to the best practices in corporate sustainability and the commitment to the sustainable growth of its activities.

2. Financial Performance

The analyzes below refer to the second quarter of 2020, compared to the same period of 2019.

2.1 Operating Revenues

Net operating revenue totaled R$4,667.3 million in 2Q20, an increase of 26.8% in relation to the R$3,682.1 million recorded in 2Q19. This result is mainly due to (i) the registration of R$897.7 million in the “other operating revenues” line, as a result of the positive effect of R$809.2 million due to the unappealable decision of the lawsuit that recognized the Copel Dis's right to exclude the full amount of Tax on Circulation of Goods and Services - “ ICMS” from the Federal taxes PIS and COFINS calculation basis; and (ii) the positive balance of R$80.7 million from the “result of sectorial financial assets and liabilities”, compared to the negative amount of R$18.7 million in 2Q19, as a result, mainly, of the unbilled supply revenue after the tariff readjustment of June 24, 2019 and for the greater variation of the balances constituted for the readjustment applied as of June 24, 2020. This result was partially offset by the 40.5% reduction in the "distribution of piped gas" line, mainly influenced by the reduction in the volume of gas supply, due to the closure of large customer activities at the beginning of 1Q20 and a reflection of the Covid-19 pandemic that reduced economic activity, mainly in the industrial, commercial and vehicular segments.

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Also noteworthy are:

(i) the 4.6% increase in revenue from “use of the main distribution and transmission grid”, essentially due to the positive result of the periodic tariff review of 060/2001 main transmission concession agreement, offset by the reduction in the Distributor's grid market by 5,9%;

(ii) a 8.0% drop in the “revenues from telecommunications” line due to the cancellation of retail customers;

(iii) 1.1% increase in “electricity sales to distributers”, mainly explained by the record of R$51.1 million by Copel Dis with the sale of energy in the spot market, due to the higher volume of energy to be settled at CCEE resulting from the social isolation measures.

Considering the first half of 2020, net operating revenue reached R$8,821.3 million, an amount 16.7% higher than the R$7,561.7 million recorded in the same period of 2019, mainly due to the 4.6% increase in “electricity sales to final costumers”, due to the 1.0% increase in the volume of energy sold to final consumers, partially offset by Copel Distribuição's energy tariff readjustment (TE) of +3.53%, valid as of June 24, 2019.

Also noteworthy are:

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(i)               17.0% increase in “electricity sales to distributors”, mainly explained by (a) the increase in the volume of energy traded in bilateral contracts by Copel Comercialização, (b) increase in contracts in the regulated environment due to the operations of new assets, and (c) dispatch from UEGA, which had not operated in 2019; and

(ii)              increase of 1.9% in the “use of the main distribution and transmission grid”, essentially due to the positive result of the periodic tariff review of the 060/2001 main transmission concession agreement, offset by the reduction in the Distributor’s grid market by 2.6%.

2.2 Operating Costs and Expenses

In 2Q20, operating costs and expenses increased by 6.3%, totaling R$3,158.5 million, mainly as a result of the 18.2% increase in the “electricity purchased for resale” line, due to (i) the impact of the dollar variation on the energy contract with Itaipu Binacional; (ii) costs related to the Optimization Energy Tariff (TEO), linked to the Energy Reallocation Mechanism (MRE), which represents the transfer of energy from the system to Copel GeT, as a result of the weak hydrology observed in Paraná in the period; and (iii) the higher cost resulting from bilateral contracts to cover the higher volume of energy sold by Copel Comercialização in the free market in the quarter, partially offset by lower costs with the purchase of energy at CCEE, due to the lower average PLD (R$75.47/MWh in 2Q20 compared to R$131.37/MWh in 2Q19).

Also noteworthy is (i) the R$280.0 million recorded in the “depreciation and amortization” line, representing an increase of 7.5% compared to the same period of the previous year, mainly due to the start of commercial operation of generation assets throughout 2019, and (ii) the 11.2% increase in the “provisions and reversals” line, reaching the amount of R$111.8 million, basically reflecting the R$61,4 provision million in impairment UEGA and R$61.2 million for doubtful debts, of which R$ R$52.5 million were recorded at Copel Dis and R$3.7 million at Copel Telecom as a reflection of the effects of the crisis resulting from the pandemic of Covid-19.

10

This result was partially offset (i) by the 47.9% drop in the “natural gas and supplies for the gas business” line, reflecting the reduced demand for the input, caused by the departure of a large customer and the effects of the pandemic in the market Compagas; and (ii) the 23.2% drop in the “charge for the main distribution and transmission grid”, influenced by the reduction in system services charges (ESS) and transportation from Itaipu.

PMSO costs (except for estimated losses and the provisions and reversals line) grew by 2.0%, mainly due to the 14.1% increase in expenses with “personnel and management”, partially offset by the end of collection, in December 2019, of the Control, Monitoring and Inspection Rate for Exploration Activities and the Use of Water Resources (TCFRH), under the heading “other costs and expenses operating”.

Specifically on costs with “personnel and management”, the increase of 14.1% is related to the higher record of provision for Performance Incentive Program (“PPD”) and Profit Sharing Program (“PLR”), which are due to Company's results. Neutralizing the effects of the provision for PPD and PLR, the “P” line would

11

have reduced 9.5% in comparison with the same period of the previous year, despite the salary adjustment of 2.92%, according to a collective agreement in October 2019.

Year-to-date until June, total operating costs and expenses reached R$6,467.6 million, 7.5% higher than the R$6,013.6 million recorded in the same period in 2019, mainly due to the increase in 11.8% with electricity purchased for resale, due to the impact of the dollar variation on the energy contract with Itaipu and the higher cost of bilateral contracts to cover the higher volume of energy sold by Copel Comercialização.

The following variations also stand out:

(i) an increase of R$120.6 million in “material and supplies for power eletricity”, due to the UEGA dispatch in 2020;

(ii) a 36.8% reduction in expenses with “natural gas and suppliers for the gas business”, due to the lower volume of acquisition of the input for resale; and

(iii) a 20.7% increase in “provisions and reversals” due to impairment, mainly in UEGA and an increase in expected credit losses in the period, offset by the reversal of the provision for litigation.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

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2.4 EBITDA

In 2Q20, earnings before interest, taxes, depreciation and amortization reached R$1,793.3 million, 89.4% higher than the R$947.0 million recorded in 2Q19. This result is explained, basically, by the non-recurring items referring to (i) the favorable decision to Copel Distribuição, which recognizes the right to exclude the full amount of Tax on Circulation of Goods and Services - “ICMS” from the Federal taxes PIS and COFINS calculation basis, which reflected in the registration of R$809,1 million in the “other operating revenues”, due essentially due to the positive result of the periodic tariff review of the 060/2001 main transmission concession agreement.

Excluding non-recurring items, adjusted EBITDA is R979.6 million, 1.2% higher than that recorded in 2Q19, influenced by (i) a 1.2% increase in the “use of main distribuition and transmission grid” line and 1.1% in “electricity sales to distributors” revenue, e in “energy supply” revenue, essentially due to the higher volume of energy sold by Copel Mercado Livre (Copel Comercialização) to free customers and bilateral contracts, respectively, and by (ii) a 23.2% drop in the “charge of the main distribuition and transmission grid”, influenced by the reduction in system services charges ( ESS) and Itaipu transportation charges, partially offset by higher TEO costs due to the weak hydrology of the period.

The items considered non-recurring are shown in the following table:

In the first half, EBITDA grew 44.5% compared to the same period in 2019, while, excluding the non-recurring effects, adjusted EBITDA increased 5.9%. If we do not consider Equity, adjusted EBITDA in 2Q20 would be R$975.1 million, growth of 4.0% in relation to 2Q19, while adjusted EBITDA, without equity in 1H20 would be R$2,167.4 million, an increase of 5.0% in relation to the R$2,064.2 million recorded in 1H19.

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2.5 Financial Result

In 2Q20, the financial result was positive by R$904.2 million, compared to a negative R$127.7 million in 2Q19. Financial revenues totaled R$1,109.2 million, an increase of 511.8% compared to the R$181.3 million recorded in the same period of the previous year, reflecting the increase of R$936.5 million in the “tax credit recognition” line, resulting from the exclusion of ICMS from the Federal taxes PIS and COFINS calculation basis, detailed in Note 13.2.1.

Financial expenses totaled R$205.0 million, a balance 33.7% lower than that recorded in 2Q19, as a result of the lower variation in “monetary variation, foreign exchanges and debt service charges” line, mainly the lower interest on loans and financing, partially offset by the increase in “exchange variation about purchase Itaipu eletric power”.

In 1H20, the financial result reached R$809.6 million, compared to a negative R$226.0 million in the same period last year.

2.6 Consolidated Net Income

In 2Q20, Copel recorded net income of R$1,594.9 million, an amount 338.9% higher than the R$363.4 million presented in the same period of 2019, explained, in large part, by the effects of the court decision that excluded the ICMS of the Federal taxes PIS and COFINS calculation basis. Disregarding the non-recurring effects that impacted the result, especially the court decision, adjusted net income for 2Q20 would have been R$514.6 million, an increase of 20.0% in relation to the amount recorded in 2Q19. In the first half, net income increased 146.9% compared to the same period in 2019, while, disregarding the , closing the period at R$2,105.9 million, while, disregarding the non-recurring effects, 1H20 adjusted net income increased 19.4%, to R$1,108.5 million.

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2.7 Consolidated Income Statement

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3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2019 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

As of June 30, 2020, cash and cash equivalents of Copel's wholly-owned subsidiaries (cash, cash equivalents and bonds and securities) totaled R$3,191.1 million, 3.5% less than the R$3,307.6 million recorded in March 2020. These funds were mainly invested in Bank Deposit Certificates (CDBs) and repo operations. These investments yield between 78% and 100.8% of the variation rate of the Interbank Deposit Certificate - CDI.

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 58 monthly installments remaining. The outstanding balance of the CRC Account, as of June 30, 2020, is R$1,299.3 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. As of June 30, 2020, the Company had a net asset of R$365.7 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$646.4 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$868.6 million), (iii) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$721.5 million) and (iv) the gas distribution concession agreement - Compagas (R$324.3 million) and (v) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$71.2 million). On June 30, 2020, the balance of the account totaled R$2,631.9 million. More details in our Quarterly Information (Note 10).

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Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the compliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017. On June 30, 2020, the account balance totaled R$4,413.3 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in the “investments” account grew 7.17% in 2Q20, mainly reflecting the equity in earnings and the investments recorded in the period. The “fixed assets” account decreased 1.55%, mainly due to the depreciation of the period. The “intangible” account increased by 1.23% due to investments in new energy distribution assets made in the period.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of June 30, 2020, the balance of the account totaled R$129.1 million. More details in our Quarterly Information (Note 28).

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3.2 Balance Sheet – Assets

R$'000

Assets	Jun-20 (1)	Dec-19 (2)	Jun-19 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	**8,684,469**	**7,909,196**	**6,612,373**	**9.8**	**31.3**
Cash and cash equivalents	2,902,007	2,941,727	1,906,712	(1.4)	52.2
Bonds and securities	1,455	3,112	1,390	(53.2)	4.7
Collaterals and escrow accounts	154	147	43,723	4.8	(99.6)
Customers	2,877,803	3,120,168	2,871,963	(7.8)	0.2
Dividends receivable	58,439	70,092	46,069	(16.6)	26.9
CRC transferred to the State of Paraná	231,631	219,236	201,528	5.7	14.9
Sectorial financial assets	536,359	355,570	522,527	50.8	2.6
Account receivable related to concession	141,914	58,842	56,768	141.2	150.0
Contract Assets	106,830	107,443	99,877	(0.6)	7.0
Other current receivables	458,046	426,865	397,998	7.3	15.1
Inventories	150,869	130,442	119,416	15.7	26.3
Income tax and social contribution	269,017	236,929	135,781	13.5	98.1
Other current recoverable taxes	925,191	205,060	174,362	351.2	430.6
Prepaid expenses	24,754	33,563	33,790	(26.2)	(26.7)
Related parties	-	-	469	-	-
NON-CURRENT	**35,657,486**	**30,403,354**	**29,606,331**	**17.3**	**20.4**
Long Term Assets	**16,242,896**	**10,862,630**	**10,155,872**	**49.5**	**59.9**
Bonds and securities	287,659	278,969	250,850	3.1	14.7
Other temporary investments	24,746	27,734	22,520	(10.8)	9.9
Collaterals and escrow accounts	139,754	98,433	92,305	42.0	51.4
Customers	51,202	62,399	142,061	(17.9)	(64.0)
CRC transferred to the State of Paraná	1,067,624	1,131,449	1,209,078	(5.6)	(11.7)
Judicial deposits	506,796	504,190	508,974	0.5	(0.4)
Sectoral financial assets	222,530	118,419	80,642	87.9	175.9
Account receivable related to concession	2,489,994	2,558,796	2,516,494	(2.7)	(1.1)
Contract Assets	4,306,513	3,943,941	3,679,368	9.2	17.0
Other non-current receivables	810,979	661,759	246,689	22.5	228.7
Income tax and social contribution	139,380	142,532	172,478	(2.2)	(19.2)
Deferred income tax and social contribution	1,014,028	1,011,866	1,008,577	0.2	0.5
Other non-current recoverable taxes	5,181,559	322,011	225,682	1,509.1	2,196.0
Prepaid expenses	132	132	154	-	(14.3)
Investments	**2,583,362**	**2,523,179**	**2,375,795**	**2.4**	**8.7**
Property, plant and equipment, net	**10,272,120**	**10,592,103**	**10,774,988**	**(3.0)**	**(4.7)**
Intangible assets	**6,429,981**	**6,332,611**	**6,189,907**	**1.5**	**3.9**
Right to use an asset	**129,127**	**92,831**	**109,769**	**39.1**	**17.6**
TOTAL	**44,341,955**	**38,312,550**	**38,300,102**	**15.7**	**15.8**

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3.3 Debt

Gross Debt

Copel's total consolidated debt totaled R$10,763.9 million on June 30, 2020, down 4.04% in relation to the amount recorded on March 31, 2020, of R$11,198.6 million.

As of June 30, 2020, the Company's gross debt represented 54.8% of consolidated shareholders’ equity, of R$19,649.8 million, equivalent to R$71.80 per share (Book Value per Share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

Until June 30th, 2020, the Company had R$968.7 million in guarantees and endorsements, as shown below.

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Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

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Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of June, 2020, totaled R$3,485 million, 2.5% lower than that registered in March 2020 (R$3,574.3 million), distributed in lawsuits of the following natures: civil (R$1,273.9 million), regulatory (R$1,141.4 million), fiscal (R$628.5 million), labor (R$419.9 million) and employee benefits (R$21.3 million).

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3.4 Balance Sheet – Liabilities

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4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT recorded an EBITDA of R$602.2 million in 2Q20, an increase of 9.0% in relation to the R$552.3 million recorded in 2Q19. This performance mainly reflects the 10.1% increase in net operating revenue recorded in 2Q20 (R$1,036.8 million in 2Q20 versus R$941.6 million in 2Q19), mainly due to (i) an increase of 52,7% under the “use of the main distribution and transmission grid”, basically due to the tariff review of 060/2001 main transmission concession agreement; and (ii) a 4.4% increase in revenue from "electricity sales to distributors", due to the higher volume of energy sold through bilateral contracts; partially offset by the 20.8% drop in revenue from “electricity sales to final customers”, reflecting the lower volume of energy sold to free consumers in the quarter compared to the same period last year.

Operating costs and expenses increased 13.2%, mainly due to the recording of R$62.4 million in the “provisions and reversals” account, mainly due to the provision of R$61.4 million related to impairment at UEGA . Also noteworthy is the positive effect of R$2.0 million in the result of “equity in earnings of subsidiaries” in the period, compared to the negative effect of R$9.3 million in 2Q19.

Manageable costs, excluding provisions and reversals, decreased by 10.2%, mainly due to (i) the 16.5% reduction in “third party services” and (ii) the 53.0% decrease in the line “other operating costs and expenses”, as a result of the revocation of the law that instituted the Control, Monitoring and Inspection Rate of Exploration Activities and the Use of Water Resources (TCFRH).

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Excluding the effects of provisions for Performance Incentive Program – “PPD” and Profit Sharing Program – “PLR’ , the personal and management account registered a 4.5% growth in relation to the amounts recorded in 2Q19.

Excluding the extraordinary effects listed below, Copel GeT's adjusted EBITDA decreased by 2.7% in relation to 2Q19, mainly reflecting the higher costs with related to the Energy Optimization Tariff (TEO), linked to the Energy Reallocation Mechanism (MRE), which represents the energy transfer from the interconnected system to Copel GeT, as a consequence of the weak hydrology verified in Paraná in the period. In 2Q20, costs of R$43.5 million related to TEO were recorded, while in 2Q19 revenue of R$11.9 million was recorded, totaling a variation of R$55.4 million between the periods.

In the second quarter of 2020, Copel GeT had a net income of R$264.8 million, 56.3% higher than the R$169.4 million recorded in 2Q19.

4.2 Copel Distribuição

Copel Distribuição recorded EBITDA of R$1,087.8 million in 2Q20 compared to R$287.1 million recorded in 2Q19. This result reflects the positive effect of R$809.2 million in the results due to the unappealable decision of the lawsuit that recognized the company's right to exclude ICMS from the Federal taxes PIS and COFINS calculation basis. Adjusted EBITDA in 2Q20, excluding non-recurring items, was R$301.1 million, 4.9% higher than the R$287.1 million in 2Q19.

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This result is mainly due to (i) the tariff readjustment applied as of June 24, 2019, which provided a 6.3% growth in Portion B revenue; (ii) the positive effect of R$31.0 million for the month of June 2020 due to the annual tariff adjustment cycle 2020/2021; (iii) the positive effect of R$80.7 million in the item “Result of sectorial financial assets and liabilities” in view of the negative impact of R$18.7 million in 2Q19; (iv) the 23.7% reduction in expenses with “charge for the main distribution and transmission grid”, mainly due to the reversal of the financial surplus of ESS (System Service Charges) in the amount of R$93.5 million, according to the Order Aneel nº 986/2020, partially offset by the 5.9% drop in the grid market as a result of the Covid-19 pandemic that reduced economic activity, essentially in the industrial and commercial class of consumers, impacting the reduction of 1.63% in “electricity sales to final customers” and 1.96% in “use of the main distribution and transmission grid” revenues.

Manageable costs, except for provisions and reversals and the extraordinary event related to PIS/COFINS, grew 5.6% compared to 2Q19, mainly due to (i) the 10.7% increase in expenses with “personnel and management", due to provisions for performance (PPD) and profit sharing (PLR) and the 2.92% salary adjustment applied in October 2019 and; (ii) costs with third-party services, which increased by 9.8% due to higher expenses with maintenance of the electrical system and customer service.

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The “personnel and management” account, with the exception of the effects of provisions for performance and profit sharing, recorded a decrease of 16.9% in relation to the amounts recorded in 2Q19, mainly due to the reduction in the number of employees through the incentive dismissal program (PDI) held at the end of 2019.

4.3 Copel Telecomunicações

Copel Telecom recorded an EBITDA of R$52.6 million in 2Q20, compared to R$33.2 million recorded in 2Q19, mainly reflecting the reduction of 14.4% in manageable costs compared to the same period in 2019, due to (i) the 19.4% reduction in third-party services due to better conditions in the acquisition of services associated with the implementation of telecommunications networks and (ii) the reversal of the provision of R$18.3 million, due to the reversal of impairment in the period, as a result of depreciation, effecting write-offs and recovery of provisioned equipment, referring to assets with a loss record. This cost reduction was partially offset by the 8.0% reduction in net operating revenue, as a result of the decrease in the customer base.

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The “third-party service” account totaled R$18.7 million in 2Q20, a 19.4% reduction compared to 2Q19, due to (i) a significant reduction in the monthly values of circuit maintenance services, as a result of a bid held in 12/2019; and (ii) the contractual review of the outsourced call center service, which provided an optimization of the service provided, with a 27% reduction in the cost of this service compared to 2019.

Except for asset write-offs related to customer infrastructure deactivations and the estimated losses by COVID-19, Copel Telecom's adjusted EBITDA was R$41.9 million compared to R$45.6 million recorded in 2Q19.

In 2Q20, Copel Telecom had a profit of R$9.2 million compared to R$0.8 million in the same period last year. The following table shows its main indicators:

4.4 Copel Comercialização (Copel Energia)

Copel Energia registered an EBITDA of R$28.9 million in 2Q20, an amount 50.3% higher than the R$19.2 million in 2Q19, mainly due to the effect of fair value (Mark-to Market) on the purchase and sale of energy, in the amounting to R$31.1 million, registered in the “other operating revenues” line, which makes up the operating income. The main reasons that justify such registration are the variation of the market price curve and the reduction of the discount rate used (NTN-B) due to the fall in the basic rate of the economy. Also noteworthy is the 56.7% growth in revenue from “electricity sales to final customers”, due to the increase in the volume of energy sold to free customers and bilateral contracts, partially offset by the 32.0% increase in “electricity purchased for resale”.

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Except for the effect of fair value in the purchase and sale of energy and the estimated loss by COVID-19, EBITDA in 2Q20 would be negative R$1 million, compared to R$14.6 million in 2Q19.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies on June, 30, 2020, is shown in the following table:

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5. Investment Program

The following chart shows the investment program carried out in 2Q20 and scheduled for 2020:

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6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,554 GWh in 2Q20, a decrease of 5.8%, as a consequence of the reduction in the consumption of commercial and industrial customers, mainly reflecting the strong decrease in the level of economic activity, effect of Covid-19 pandemic, partially offset by the 5.2% growth in consumption in the residential segment, influenced by the social isolation measures implemented since the second half of March that motivated people to stay at their homes. The following table shows the behavior of the captive market by consumption class:

For further details, access the Notice to the Market - IR 20/20 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison[1], decreed by 5.9% in terms of energy consumption in 2Q20, as illustrated in the following table:

[1] According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

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This result is mainly due to the reduction in economic activity in several areas due to the effects of the Covid-19 pandemic, negatively impacting the free market consumption by 6.7% in 2Q20, which can be seen in the reduction of industrial production in the State of Paraná (decrease of 30.6% in April and 18.1% in May). The result was partially offset by the 5.2% increase in consumption by the residential class and 3.3% by the rural class.

6.3 Electricity Sales

Copel’s electricity supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — decreased by 2.4% between April and June 2020.

The breakdown of energy sales by segment is illustrated below:

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 12,697 GWh in the second quarter of 2020, an increase of 5.9% compared with the same period last year. The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

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6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	2Q20	2Q19	Var. %	1H20	1H19	Var. %
Itaipu	1,367	1,384	(1.2)	2,734	2,759	(0.9)
CCEAR – Group Companies	36	38	(5.3)	75	76	(1.3)
CCEAR – Other	2,837	3,026	(6.2)	5,741	6,087	(5.7)
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN³	196	-	-	391	-	-
CCEE (MCP)	-	-	-	12	-	-
Angra	240	245	(2.0)	481	488	(1.4)
CCGF	1,494	1,527	(2.2)	3,039	3,117	(2.5)
Proinfa	111	115	(3.5)	218	226	(3.5)
Elejor S.A	-	71	-	-	364	(100.0)
Available Power	6,281	6,406	(2.0)	12,691	13,117	(3.2)
Captive market	4,554	4,836	(5.8)	9,734	10,081	(3.4)
Concessionaries[1]	20	65	(69.2)	39	129	(69.8)
Electricity sales to distributor CCEE[2]	-	-	-	-	-	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	172	283	(39.2)	344	447	(23.0)
CCEE (MVE)[4]	109	82	33	218	82	166
CCEE (MCP)	888	433	105.1	970	814	19.2
Losses and differences	538	707	(23.9)	1,386	1,564	(11.4)
Basic network losses	138	114	21.1	313	257	21.8
Distribution losses	316	511	(38.2)	904	1,144	(21.0)
CG contract allocation	84	82	2.4	169	163	3.7

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

[4] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

Energy Flow – Copel GeT

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Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

34

Consolidated Energy Flow (Apr to Jun 2020)

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6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Jun/20 (1)	Mar/20 (2)	Jun/19 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	589.5	374.3	358.6	271.4	4.4	37.9
Auction – CCEAR 2010 – H30	67.7	236.7	235.7	227.7	0.4	4.0
Auction – CCEAR 2010 – T15 [2]	60.1	156.4	153.7	165.6	1.7	(5.6)
Auction – CCEAR 2011 – H30	54.8	244.2	242.9	234.7	0.6	4.1
Auction – CCEAR 2011 – T15 [2]	54.2	200.5	192.5	192.8	4.2	4.0
Auction – CCEAR 2012 – T15 [2]	107.5	165.7	163.2	168.0	1.5	(1.4)
Auction – CCEAR 2014 - 2019 [3]	0.0	0.0	0.0	164.0	-	-
Auction 2016 - T20[2]	26.6	169.3	169.7	163.7	(0.2)	3.5
Angra	110.2	282.4	273.2	256.8	3.3	10.0
CCGF [5]	679.9	109.5	99.9	103.5	9.6	5.8
Santo Antônio	134.0	151.5	150.8	145.7	0.4	4.0
Jirau	222.9	133.3	132.7	135.0	0.4	(1.3)
Others Auctions [6]	541.1	188.7	178.6	179.7	5.7	5.0
Total / Tariff Average Supply	**2,649**	**207.78**	**196.24**	**179.27**	**5.9**	**15.9**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

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Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$ 10,800.0 million. On June 30, 2020, the Company's capital was represented as follows:

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7.2 Stock Performance

From January to June 2020, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3). The free float accounted for 68.93 % of the Company’s capital. At the end of June 2020, the market value of Copel considering the prices of all markets was R$ 16,604.2 million.

Copel also accounted for 5.36% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (Ise), Copel class B preferred shares accounted for 1.66%.

On the B3, Copel’s common closed the period at R$60.44, with a negative variation of 12.53%. The PNB shares (CPLE6) closed the period at R$60.82, with a negative variation of 11.94%. In the same period the Ibovespa had negative change of 17.80%.

On the New York Stock Exchange (Nyse), common shares, represented by American Receipts Shares (ADRs), were traded at Level 1, under the ticker ELPVY, in 10% of the trading sessions and closed the period at US$10.05, with a negative variation of 41.23%; the class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$11.36, with a negative variation of 32.94%. Over this period, the Dow Jones Index negative by 9.55%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 65% of the trading sessions and closed the period at €10.90, with a negative variation of 28.29%. In the same period the Latibex All Shares index was negative by 38.60%.

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The table below summarizes Copel’s share prices in 1S20.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

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8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output between April and June 2020:

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On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant. Regarding the concession of UTE Figueira, which expired in March 2019, the Company is awaiting the conclusion of the process, which is pending at Aneel, for the conclusion of any Addendum. The plant is in the process of modernization and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, compared to the old plant.

In addition, Copel GeT operates one plant under the quota system, as shown below:

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In the second quarter of 2020, these 24 wind farms generated 716.4 GWh of energy, as follows:

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Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.8MW, out of which 604.9MW refer to Copel´s stake, as shown below:

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Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

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Under Construction

Bela Vista SHP

In August 2018 Copel was granted the right to build Bela Vista SHP with 29 MW of installed capacity. With an estimated investment of R$ 200.0 million, the project, which has 29.4 MW of installed capacity and assured power of 16.6 average MW, will be built on the Chopim River, close to the cities of São João and Verê, located in the southwest of the state of Paraná. At ANEEL's A-6/2018 auction, Bela vista sold the following:

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, at the price of R$ 98.00/MWh, as follows:

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

44

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR[1] with PA reduction (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2,072	34	12,352	505.4	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	11.6	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.1	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	12.7	11.18.2039
Copel GeT	001/2010	LT Araraquara II — Taubaté	334	-	-	32.0	10.05.2040
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	5.2	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.2	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	9.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	10.2	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	8.0	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	20.8	09.04.2044
Copel GeT	006/16[4]	LT Baixo Iguaçu - Realeza; LT Uberaba - Curitiba Centro; SE Medianeira; SE Curitiba Centro; SE Andirá leste (Lote E)	53	3	900	80.5	04.06.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	160	1	300	12.8	01.11.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	19.9	05.09.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	LT Ivaiporã - Londrina	120	-	-	37.1	03.04.2035
Subtotal Copel GeT[5]			**3,443**	**43**	**14,802**	**773.2**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	11.8	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	17.8	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	97.7	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.4	05.09.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	953	-	-	35.4	05.01.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	LT Estreito - Fernão Dias	342	-	-	52.2	09.04.2044
Subtotal SPEs[6]			**3,407**	**6**	**700**	**263.4**	
Total			**6,850**	**49**	**15,502**	**1036.6**	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2565/2019 of 06.28.2019.

[2] Renewed contract pursuant to Law 12,783/13.

[3] From the 10.31.2018 APR reduced 50%.

[4] In the implementation of the Andirá Leste and Medianeira substations, the construction of 38 km of sectioning lines, being 2 km for Contract 060/2001 and 36 km for non-Copel GeT TLs, which despite being covered by RAP, due to the investment will not be added to Copel's assets.

[5] Consolidated Income.

[6] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through its own investment and partnerships in special purpose companies - SPCs. The projects sum up a total of 1,027 km of transmission lines and one substation and will generate an APR of R$163.2 million in proportion to Copel GeT’s stake in the enterprises, as detailed in the table below.

45

Lot E

The commercial operation of part of the projects that compose Lot E of Transmission Auction No. 005/2015 began ahead of schedule. Fully sold to Copel GeT, Lot E is comprised of 230 km of transmission lines and 3 substations, totaling 900 MVA of power and expected ARP of R$119.0 million (2020/2021 cycle). On June 18, 2019, the 230kV Medianeira Substation started its commercial operation 3 months ahead of Aneel's deadline, providing an APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza 230kV Transmission Line, which also makes up Lot E, started its commercial operation on August 5, 2019, 1 year and 7 months ahead of the schedule established by Aneel (March/21), adding about R$6.2 million to the annual revenue. On September 1, 2019, the 230 kV GIS Curitiba Centro substation and the 230 kV Uberaba - Curitiba Centro double circuit underground transmission line were first energized, providing an APR of R$44.3 million. On September7, 2019, the 230 kV Andirá Leste substation was also energized, which stands for an APR of R$15 million. As a result, R$80.5 million were added to the Company’s annual revenue (2020-2021 cycle), approximately 67.6% of the amount forecast for when all the projects in Lot E are 100% operational.

SPC Mata de Santa Genebra

Transmission Line TL 500 kV Araraquara 2 – Fernão Dias, 241 km long started commercial operation regime, witch increased the Mata de Santa Genebra’s APR in R$ 52.1 million (Copel GeT 50.1% and Furnas 49.9%) as of May 3, 2020. Therefore, Mata de Santa Genebra is able to receive a APR of R$218,4 million (2020/2021 cycle), 87.6% of the total APR, of R$ 248.7 million.

At this time, activities are concentrated on commissioning the 440kV sector of the Fernão Dias Substation, which is expected to start commercial operation in the second half of 2020.

46

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings. The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

Operating Data

In the distribution business, Copel serves more than 4.7 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. At the end of June 2020, the total length of compact distribution lines in operation was 12,332km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. At the end of June 2020, the total length of installed secondary isolated lines was 19,599km.

47

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 982 thousand homes passed. On June 30, 2020, the carrier had 170,962 end customers with a 36,200km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

48

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 263.8MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

49

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q20 at 7,055 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

50

At the end of June 2020, Copel Distribuição had 4,753,652 customers, representing a consumer-to-employee ratio of 965. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 149, 7 and 15 employees, respectively.

9.2 Main Operational Indicators

51

9.3 Conference Call 2Q20 Results

Information about 2Q20 Results Conference Call:

>	Friday, August 14, 2020, at 11:00 a.m. (Brazilian time)
>	Telephone: (+1 646) 843-6054
>	Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

52

Exhibit I – Consolidated Cash Flow Statement

53

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

54

Income Statement – Copel Distribuição

55

Income Statement – Copel Telecomunicações

R$ '000

Income Statement	2Q20 (1)	2Q19 (2)	Var.% (1/2)	1H20 (4)	1H19 (5)	Var.% (4/5)
NET OPERATING REVENUES	**93,368**	**101,510**	**(8.0)**	**190,829**	**216,862**	**(12.0)**
Revenues from telecommunications	92,682	100,185	(7.5)	189,402	213,942	(11.5)
Other operating revenues	686	1,324	(48.2)	1,427	2,920	(51.1)
OPERATING COSTS AND EXPENSES	**(77,403)**	**(90,427)**	**(14.4)**	**(170,120)**	**(191,977)**	**(11.4)**
Personnel and management	(16,175)	(16,402)	(1.4)	(31,548)	(33,045)	(4.5)
Pension and healthcare plans	(2,706)	(2,752)	(1.7)	(5,604)	(5,649)	(0.8)
Materials and supplies	(314)	(331)	(5.2)	(587)	(1,045)	(43.8)
Third-party services	(18,666)	(23,172)	(19.4)	(34,434)	(47,642)	(27.7)
Depreciation and amortization	(36,670)	(22,106)	65.9	(73,911)	(44,212)	67.2
Provisions and reversals	18,261	(3,127)	-	14,462	(6,360)	-
Other cost and expenses	(21,134)	(22,537)	(6.2)	(38,498)	(54,024)	(28.7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**15,965**	**11,083**	**44.1**	**20,709**	**24,885**	**(16.8)**
FINANCIAL RESULTS	**(1,597)**	**(9,936)**	**(83.9)**	**(11,334)**	**(18,501)**	**(38.7)**
Income tax and social contribution on profit	5,299	3,880	36.6	12,082	6,841	76.6
Deferred income tax and social contribution on profit	(6,896)	(13,816)	(50.1)	(23,416)	(25,342)	(7.6)
OPERATIONAL EXPENSES / INCOME	**14,368**	**1,147**	**1,152.7**	**9,375**	**6,384**	**46.9**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(5,162)**	**(356)**	**1,351.0**	**(3,396)**	**(2,089)**	**62.6**
Income tax and social contribution on profit	(1,649)	(1,595)	3.4	(5,383)	(10,905)	(50.6)
Deferred income tax and social contribution on profit	(3,513)	1,239	-	1,987	8,816	(77.5)
NET INCOME (LOSS)	**9,206**	**791**	**1,063.5**	**5,979**	**4,295**	**39.2**
EBITDA	**52,635**	**33,189**	**58.6**	**94,620**	**69,097**	**36.9**

56

Income Statement – Copel Comercialização

R$'000

Income Statement	2Q20 (1)	1Q20 (2)	2Q19 (3)	Var.% (1/3)	1H20 (4)	1H19 (5)	Var.% (4/5)
OPERATING REVENUES	**513,522**	**538,841**	**384,785**	33.5	**1,052,363**	**753,383**	39.7
Electricity sales to final customers	203,143	206,046	129,646	56.7	409,189	246,310	66.1
Electricity sales to distributors	272,967	328,888	250,232	9.1	601,856	490,162	22.8
Other operating revenues	37,412	3,907	4,907	662.4	41,319	16,911	144.3
OPERATING COSTS AND EXPENSES	**(484,628)**	**(526,901)**	**(365,554)**	**32.6**	**(1,011,529)**	**(729,749)**	**38.6**
Electricity purchased for resale	(477,684)	(522,356)	(361,765)	32.0	(1,000,041)	(722,126)	38.5
Personnel and management	(3,646)	(2,822)	(2,660)	37.1	(6,468)	(5,362)	20.6
Pension and healthcare plans	(350)	(376)	(347)	0.9	(726)	(686)	5.8
Materials and supplies	(3)	(2)	(3)	(3.2)	(5)	(8)	(38.7)
Third-party services	(727)	(444)	(359)	102.6	(1,171)	(733)	59.8
Depreciation and amortization	(11)	(11)	(10)	14.3	(23)	(21)	8.2
Provisions and reversals	(1,717)	(231)	(3)	-	(1,948)	11	-
Other cost and expenses	(488)	(659)	(407)	20.0	(1,147)	(824)	39.2
EQUITY IN EARNINGS OF SUBSIDIARIES	**(33)**	**(34)**	**(34)**	**(1.5)**	**(68)**	**(48)**	**40.8**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**28,861**	**11,906**	**19,197**	**50.3**	**40,767**	**23,586**	**72.8**
FINANCIAL RESULTS	**2,632**	**1,861**	**606**	**334.4**	**4,493**	**10,695**	**(58.0)**
Financial income	2,677	1,885	659	306.2	4,562	10,780	(57.7)
Financial expenses	(44)	(24)	(53)	(16.2)	(68)	(85)	(19.8)
OPERATIONAL EXPENSES/ INCOME	**31,493**	**13,767**	**19,803**	**59.0**	**45,260**	**34,281**	**32.0**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(10,898)**	**(4,665)**	**(6,718)**	**62.2**	**(15,563)**	**(11,619)**	**33.9**
Income tax and social contribution on profit	(519)	(2,495)	(4,348)	(88.1)	(3,014)	(9,865)	(69.4)
Deferred income tax and social contribution on profit	(10,379)	(2,170)	(2,370)	337.9	(12,549)	(1,754)	615.4
NET INCOME (LOSS)	**20,596**	**9,102**	**13,085**	**57.4**	**29,697**	**22,662**	**31.0**
EBITDA	**28,872**	**11,917**	**19,207**	**50.3**	**40,790**	**23,607**	**72.8**

57

Exhibit III – Financial Statements by Company

Balance Sheet by Company

58

R$'000

Assets - Dec-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,428,907**	**4,631,991**	**528,754**	**313,896**	**80,079**	**80,788**	**229,630**	**541,711**	**55,751**	**1,018,427**	**(1,000,738)**	**7,909,196**
Cash and cash equivalents	513,006	1,372,666	426,548	141,696	37,878	7,119	9,713	379,677	28,067	25,304	53	2,941,727
Bonds and securities	-	-	-	-	-	1,696	1,326	-	-	90	-	3,112
Collaterals and escrow accounts	-	51	-	96	-	-	-	-	-	-	-	147
Customers	403,756	2,347,645	51,668	99,839	35,644	57,493	159,327	81,597	6,016	-	(122,817)	3,120,168
Dividends receivable	130,052	-	-	-	-	-	-	25,694	-	760,719	(846,373)	70,092
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	219,236	-	219,236
Sectorial financial assets	-	355,570	-	-	-	-	-	-	-	-	-	355,570
Account receivable related to concession	58,842	-	-	-	-	-	-	-	-	-	-	58,842
Contract Assets	86,810	-	-	-	-	-	-	-	20,633	-	-	107,443
Other current receivables	110,689	257,808	2,487	1,717	5,204	234	13,805	40,811	967	1,068	(7,925)	426,865
Inventories	25,471	96,470	7,607	842	52	-	-	-	-	-	-	130,442
Income tax and social contribution	53,171	99,659	31,691	1,315	-	4,659	33,222	7,289	43	5,876	4	236,929
Other current recoverable taxes	28,939	75,968	8,616	68,159	1,212	9,330	12,234	602	-	-	-	205,060
Prepaid expenses	9,400	19,954	137	232	89	257	3	3,371	25	95	-	33,563
Related parties	8,771	6,200	-	-	-	-	-	2,670	-	6,039	(23,680)	-
NON-CURRENT	**15,741,038**	**8,802,531**	**998,344**	**591,097**	**545,075**	**340,745**	**460,742**	**5,593,320**	**379,778**	**19,054,696**	**(22,104,012)**	**30,403,354**
Long Term Assets	**4,376,959**	**3,051,058**	**137,770**	**576,190**	**24,458**	**48,219**	**460,312**	**339,074**	**379,728**	**1,765,741**	**(296,879)**	**10,862,630**
Bonds and securities	104,966	1,506	-	7,894	-	-	-	161,205	3,398	-	-	278,969
Other temporary investments	-	-	-	-	-	-	-	-	-	27,734	-	27,734
Collaterals and escrow accounts	-	98,433	-	-	-	-	-	-	-	-	-	98,433
Customers	-	47,361	13,129	-	1,909	-	-	-	-	-	-	62,399
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,131,449	-	1,131,449
Judicial deposits	75,948	270,832	14,393	124	120	4,958	13,217	379	-	124,219	-	504,190
Sectoral financial assets	-	118,419	-	-	-	-	-	-	-	-	-	118,419
Account receivable related to concession	1,397,593	836,818	-	324,385	-	-	-	-	-	-	-	2,558,796
Contract Assets	2,706,941	844,284	-	26,734	-	-	-	-	376,330	-	(10,348)	3,943,941
Other receivables	28,556	26,592	94	141,528	62	10,388	447,095	-	-	7,444	-	661,759
Income tax and social contribution	459	18,122	-	-	-	-	-	-	-	123,951	-	142,532
Deferred income tax and social contribution	-	701,018	101,389	-	22,222	32,873	-	-	-	154,364	-	1,011,866
Other recoverable taxes	62,430	87,673	8,765	75,459	-	-	-	87	-	87,597	-	322,011
Prepaid Expenses	66	-	-	66	-	-	-	-	-	-	-	132
Receivables from subsidiaries	-	-	-	-	145	-	-	177,403	-	108,983	(286,531)	-
Investments	**5,145,391**	**813**	**-**	**-**	**-**	**7,969**	**247**	**2,340,477**	**-**	**17,286,220**	**(22,257,938)**	**2,523,179**
Property, Plant and Equipment, net	**6,118,013**	**-**	**833,974**	**-**	**365,689**	**283,503**	**53**	**2,912,150**	**22**	**1,143**	**77,556**	**10,592,103**
Intangible Assets	**79,024**	**5,703,686**	**19,844**	**-**	**154,496**	**29**	**123**	**811**	**28**	**1,321**	**373,249**	**6,332,611**
TOTAL	**17,169,945**	**13,434,522**	**1,527,098**	**904,993**	**625,154**	**421,533**	**690,372**	**6,135,031**	**435,529**	**20,073,123**	**(23,104,750)**	**38,312,550**

59

R$'000

Liabilities - Jun-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**1,718,434**	**3,429,826**	**77,110**	**281,706**	**82,001**	**73,330**	**230,862**	**229,304**	**32,561**	**41,419**	**9,243**	**1,166,197**	**(1,314,456)**	**6,057,533**
Social charges and accruals	99,577	234,898	20,538	10,561	480	445	3,457	109	39	-	22	11,899	-	382,025
Associated companies and parent company	6,526	8,683	-	-	-	25,135	225	4,616	83	-	-	280,715	(325,983)	0
Suppliers	242,990	999,516	14,183	67,555	2,152	7,569	180,602	59,035	2,344	23,905	7,369	10,628	(146,446)	1,471,402
Income Tax and Social Contribution payable	115,118	640,013	2,280	4,448	314	-	-	5,117	399	5,163	11	6,241	-	779,103
Other taxes	80,071	444,596	14,380	10,589	1,047	464	2,635	6,973	740	9,178	1,628	136	-	572,434
Loans and financing	120,798	22,714	1,924	-	-	-	-	53,658	7,927	-	-	256,262	(1,486)	461,797
Debentures	372,918	15,299	17,369	34,578	-	-	-	34,638	-	-	-	303,548	-	778,350
Dividends payable	577,333	86,793	-	146,121	-	30,717	88	56,689	20,490	-	51	295,817	(840,540)	373,560
Post employment benefits	17,162	47,406	2,460	-	-	-	50	34	-	-	-	214	-	67,326
Customer charges due	10,452	-	-	-	-	-	-	-	93	2,125	-	-	-	12,670
Research and development and energy efficiency	49,478	291,164	-	-	7,806	8,894	-	-	56	624	-	-	-	358,021
Payables related to concession	6,515	-	-	-	69,750	-	-	-	-	-	-	-	-	76,265
Sectorial financial liabilities	-	393,187	-	-	-	-	-	-	-	-	-	-	-	393,187
Other accounts payable	7,766	25,716	2,560	1,229	150	100	1	159	-	-	-	105	-	37,786
Provisions for litigation	11,730	99,193	1,416	6,625	302	6	43,804	8,276	390	424	162	632	-	172,961
NON-CURRENT	**5,495,479**	**8,691,950**	**733,569**	**82,388**	**512,427**	**6,164**	**374,109**	**1,681,790**	**65,188**	**901**	**253**	**1,351,467**	**(361,020)**	**18,634,660**
Associated companies and parent company	-	-	-	-	-	-	-	227,309	-	-	-	-	(227,309)	-
Suppliers	139,997	-	-	-	-	-	-	51,218	-	-	-	-	-	191,215
Deferred income tax and social contribution	276,386	-	-	26,137	-	-	42,582	14,136	12,084	33	5	-	(11,331)	360,031
Tax liabilities	46,320	585,764	10,846	-	-	4,548	258	341	-	-	-	2,910	-	650,987
Loans and financing	1,132,207	182,225	-	-	-	-	-	828,407	44,793	-	-	528,686	(145,724)	2,570,593
Debentures	2,948,954	2,336,824	632,436	2,938	-	-	-	533,469	-	-	-	498,551	-	6,953,173
Post-employment benefits	297,376	770,101	50,499	9,261	-	414	3,905	549	-	-	-	8,874	-	1,140,979
Research and development and energy efficiency	75,200	240,352	-	-	-	-	-	-	2,341	868	-	-	-	318,761
Payables related to the concession	45,921	-	-	-	512,242	-	-	-	-	-	-	-	-	558,163
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	9,675	68,081	2,671	14,119	185	911	5	601	-	-	-	101	-	96,349
Tax, social security, labor and civil provisions	31,172	8,369	-	29,361	-	-	326,342	25,140	-	-	-	1,355	-	421,738
EQUITY	**10,169,221**	**7,423,139**	**716,108**	**473,416**	**36,741**	**180,804**	**276,321**	**4,278,855**	**349,823**	**536,626**	**161,525**	**19,372,774**	**(24,325,583)**	**19,649,759**
Attributable to controlling shareholders	**10,169,221**	**7,423,139**	**716,108**	**473,416**	**36,741**	**180,804**	**276,321**	**4,278,855**	**349,823**	**536,626**	**161,525**	**19,372,774**	**(24,602,568)**	**19,372,774**
Capital	5,765,226	5,341,443	695,423	220,966	35,503	752,721	159,090	4,432,189	159,941	406,363	67,738	10,800,000	(18,036,600)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	-	-	43,408	-	3,145	93,623	-	(140,175)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	673,852	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	-	-	561,102	(562,646)	561,102
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,750	13,335	-	11	1,014,248	(844,516)	1,014,248
Retained earnigs	2,529,017	520,092	-	194,054	-	-	80,363	128,820	162,800	-	154	4,846,239	(3,615,299)	4,846,239
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	625,724	1,497,688	5,979	20,798	(6,118)	(572,362)	29,697	(338,935)	13,747	127,117	(1)	2,151,185	(1,403,333)	2,151,185
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	**276,985**	**276,985**
TOTAL	**17,383,134**	**19,544,915**	**1,526,787**	**837,510**	**631,169**	**260,298**	**881,292**	**6,189,949**	**447,572**	**578,946**	**171,021**	**21,890,438**	**(26,001,059)**	**44,341,953**

60

R$'000

Liabilities - Dec/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	Eliminations	Consolidated
CURRENT	**1,949,980**	**2,469,159**	**88,294**	**236,190**	**85,647**	**91,066**	**168,016**	**266,997**	**23,526**	**958,871**	**(992,125)**	**5,345,621**
Social charges and accruals	84,111	212,276	20,119	8,530	344	517	2,586	72	49	8,437	3	337,044
Associated companies and parent company	6,682	10,942	-	-	-	-	264	4,968	102	696	(23,654)	-
Suppliers	268,479	1,111,573	24,502	83,034	3,684	59,053	153,037	99,019	722	3,956	(121,779)	1,685,280
Income Tax and Social Contribution payable	298	-	2,350	43,414	4,726	-	-	6,909	586	1,811	38	60,132
Other taxes	112,231	353,649	10,576	15,103	1,346	382	2,591	4,095	230	120	745	501,068
Loans and financing	121,278	30,198	4,807	-	-	-	-	52,829	7,948	39,628	(1,167)	255,521
Debentures	739,788	22,302	18,227	34,547	-	-	-	34,429	-	315,008	-	1,164,301
Dividends payable	464,450	266,050	-	44,179	-	30,718	88	56,754	11,865	588,563	(846,311)	616,356
Post employment benefits	16,904	46,151	2,468	-	-	-	68	35	-	378	-	66,004
Customer charges due	16,208	12,232	-	-	-	-	-	-	68	-	-	28,508
Research and development and energy efficiency	80,406	285,559	-	-	7,640	215	-	-	1,575	-	-	375,395
Payables related to concession	5,631	-	-	-	67,401	-	-	-	-	-	-	73,032
Other accounts payable	10,456	16,967	3,812	1,698	152	177	1	152	-	158	-	33,573
Provisions for litigation	23,058	101,260	1,433	5,685	354	4	9,381	7,735	381	116	-	149,407
NON-CURRENT	**5,470,260**	**4,953,119**	**728,675**	**110,475**	**496,648**	**14,727**	**279,232**	**1,657,311**	**67,302**	**1,861,838**	**(270,870)**	**15,368,717**
Associated companies and parent company	-	-	-	-	-	-	-	177,477	-	145	(177,622)	-
Suppliers	150,174	-	-	-	-	-	-	37,739	-	-	-	187,913
Deferred income tax and social contribution	224,009	-	-	27,387	-	-	30,033	12,982	12,084	-	(12,829)	293,666
Tax liabilities	45,049	600,520	8,684	-	-	4,470	237	337	-	2,817	-	662,114
Loans and financing	1,190,942	154,561	-	-	-	-	-	854,413	48,687	746,075	(107,816)	2,886,862
Debentures	2,940,978	2,330,358	628,953	20,237	-	-	-	547,170	-	797,713	-	7,265,409
Post-employment benefits	294,474	762,625	49,614	8,846	-	390	3,779	546	-	8,658	-	1,128,932
Research and development and energy efficiency	45,195	228,182	-	-	-	8,744	-	-	655	-	-	282,776
Payables related to the concession	43,200	-	-	-	496,355	-	-	-	-	-	-	539,555
Sectorial financial liabilities	-	102,284	-	-	-	-	-	-	-	-	-	102,284
Other payables	12,097	31,895	3,231	13,791	293	911	6	682	-	125	-	63,031
Tax, social security, labor and civil provisions	30,474	7,457	-	39,665	-	-	244,874	25,558	-	1,434	-	349,462
EQUITY	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(21,841,755)**	**17,598,212**
Attributable to controlling shareholders	**9,749,705**	**6,012,244**	**710,129**	**558,328**	**42,859**	**315,740**	**243,124**	**4,210,723**	**344,701**	**17,252,414**	**(22,187,553)**	**17,252,414**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	752,721	45,459	4,055,285	159,941	10,800,000	(16,859,867)	10,800,000
Advance for Future Capital Increase	-	-	212,100	-	-	-	25,385	376,903	-	-	(614,388)	-
Equity valuation adjustments	704,677	(107,225)	(2,637)	(1,747)	256	445	(1,921)	1,623	-	591,927	(593,471)	591,927
Legal Reserves	575,402	171,141	17,343	39,345	7,100	-	9,092	11,761	13,335	1,014,248	(844,519)	1,014,248
Retained earnigs	2,529,017	520,092	-	299,764	-	-	165,109	129,009	171,425	4,846,239	(3,814,416)	4,846,239
Accrued earnings (losses)	-	-	-	-	-	(437,426)	-	(363,858)	-	-	801,284	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**345,798**	**345,798**
TOTAL	**17,169,945**	**13,434,522**	**1,527,098**	**904,993**	**625,154**	**421,533**	**690,372**	**6,135,031**	**435,529**	**20,073,123**	**(23,104,750)**	**38,312,550**

61

Income Statement by Company

62

63

64

65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.